RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2011.  To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

THE ECONOMY

The Mercosur Agreements

As a result of the recent impeachment of former President Mr. Lugo and his destitution by the Paraguayan Congress, Paraguay was temporarily suspended as a Mercosur member in July 2012 pursuant to the Democratic Clause of the Ushuaia Protocol on Democratic Commitment.

In addition, in July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur.  Venezuela is required to adopt the Mercosur common external tariff by 2016.

Privatizations

In October 2012, through a trust created pursuant to Law No 18,931, the government conducted an auction for the sale of seven aircraft of Pluna Líneas Aéreas S.A. (Pluna).  The aircraft were initially awarded to Cosmo S.A. (Cosmo), a company organized under the laws of Spain.  Payment for the aircraft, which amounted to US$137 million, was scheduled to take place by the end of October 2012 and Cosmo posted a bond, for an amount equal to 10% of the purchase price, to secure performance of its bid.  However, Cosmo did not complete payment.  The government is currently assessing all available options to dispose of Pluna’s assets.

In October 2012, the government entered into offshore hydrocarbons exploration and exploitation agreements with British companies British Petroleum and British Gas, the French company Total and the Irish company Tullow Oil on eight blocks under the “Uruguay Round II” program to be implemented by ANCAP.  Under the agreements, the companies committed to invest approximately US$1.6 billion in the aggregate in exploration and development activities without recourse to the government for any risks and costs incurred in connection with such exploration activities associated with the project within the next three years.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP for the periods indicated.  The figures included in the table are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure

(% change from previous year, except as otherwise indicated, 2005 prices)

	2007	2008(1)	2009(1)	2010(1)	2011(1)	January/June 2012(1)(2)
Government consumption	4.7%	9.3%	3.1%	0.8%	3.0%	4.8%
Private consumption	7.1	9.1	(0.3)	13.7	8.2	6.3
Gross fixed investment	9.3	19.3	(4.9)	11.8	5.5	11.6
Public sector (% of gross fixed investment)	20.7	21.4	15.6	(4.7)	(4.3)	(12.0)
Private sector (% of gross fixed investment)	6.4	18.7	(10.8)	18.0	8.5	17.9
Exports of goods and services	4.8	8.5	5.7	6.0	5.8	2.1
Imports of goods and services	5.9	24.4	(6.8)	14.4	11.2	11.5
\\________________________
(1)         Preliminary data.
(2)         January 1- June 30, 2012 compared to January 1- June 30, 2011.

Source:  Banco Central.

Principal Sectors of the Economy

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.  The percentages and figures included in the table are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector

(% change from previous year, except as otherwise indicated, 2005 prices)

	2007	2008(1)	2009(1)	2010(1)	2011(1)	January/June 2012(1)(2)
Agriculture, livestock, fishing and forestry(3)	(10.2)%	2.1%	1.6%	0.5%	4.4%	0.7%
Mining	6.3	1.7	0.3	2.1	7.3	n/a
Manufacturing	8.3	8.1	(3.7)	3.6	1.2	1.4
Electricity, gas and water	50.2	(51.1)	15.6	88.0	(25.6)	(44.8)
Construction	9.3	2.6	0.7	3.7	6.5	17.3
Commerce, restaurants and hotels	8.7	11.9	1.4	13.6	9.9	4.3
Transportation, storage and communications	16.1	30.7	12.5	17.6	12.6	8.4
Real estate, business, financial and insurance services	2.6	4.5	1.5	4.5	7.7	n/a
Other services(4)(5)	3.6	4.6	3.8	1.8	2.7	4.5
Total GDP	6.5%	7.2%	2.4%	8.9%	5.7%	4.0%

___________________
n/a: not available
(1)                Preliminary data.
(2)                January 1- June 30, 2012 compared to January 1- June 30, 2011.
(3)                For the period January/June 2012, includes mining.
(4)                Includes public sector services and other services.
(5)                For the period January/June 2012, includes real estate, business, financial and insurance services.

Source:  Banco Central.

Uruguay's GDP increased 4.0% during the first six months of 2012 compared to the same period in 2011.  The increase in the first six months of 2012 was mainly due to improved levels of activity in several sectors of the economy, in particular the construction sector and the transportation, storage and communications sector.

In the first quarter of 2012, GDP increased 1.9% (measured on a seasonally adjusted basis) compared to the last quarter of 2011, due to improved levels of activity primarily in the construction sector, the commerce, restaurants and hotels sector and the transportation, storage and communications sector.  The construction sector grew mainly due to public and private sector investment.  Growth in the commerce, restaurants and hotels sector was driven by an increase in the consumption of fuel and imported goods.  The transportation, storage and communications sector continued to improve mainly in the telecommunications industry and due to the continued growth of freight transportation.

In the second quarter of 2012, GDP increased 0.8% (measured on a seasonally adjusted basis) compared to the preceding quarter.  Growth was driven mainly by the construction sector and the transportation, storage and communications sector.  The construction of a pulp mill in Colonia by the private sector and investment in infrastructure by the public sector and state-owned companies fueled growth in the construction sector.  Increased activity in the telecommunications industry was the driver of growth in the transportation, storage and communications sector.  The electricity, gas and water sector contracted significantly due to droughts that affected the Uruguayan basin and resulted in an increase in the consumption of thermal energy, which relies heavily on imported fuel.

Mining

On October 16, 2012, the Executive Power submitted a bill to Congress proposing the enactment of a law regulating large-size mining projects.  The bill, if enacted, will set the conditions under which large-size mining exploitation concessions will be granted.  A mining area should comprise of at least 400 hectares to qualify as a large-size mining project under the law.  The bill estimates that a mining area project would require an initial investment of approximately UI 830 million and would generate annual revenues exceeding UI 830 million.  It also provides for the creation of an extraordinary income tax on the net income generated by mining activities that fall within the scope of the law.

Electricity, Gas and Water

With the objective of diversifying Uruguay's energy sources and improving the supply of natural gas, Uruguay has launched an international bidding process for the construction and operation of a liquefied natural gas (LNG) regasification plant in Montevideo, with a capacity of 10 million cubic meters of gas per day.  The regasification plant, once operational, will inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation.  The bidding process is expected to be completed by the end of 2013.  Based on preliminary estimates, the Uruguayan government expects the construction of the facility to require investments ranging between US$400 million and US$600 million and that the facility will be operative in late 2014.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate was 7.1% in September 2012, compared to 6.0% in September 2011, while the average nationwide employment rate decreased to 58.2% in September 2012, compared to 60.4% in September 2011.

Wages

For the 12-month period ended August 31, 2012, average nominal wages increased 11.5%, while average real wages increased 3.4%.  During this period, public sector wages increased 12.2% and 3.5% in nominal and real terms, respectively, while average private sector wages increased 11.6% and 3.3% in nominal and real terms, respectively.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended June 30, 2012 totaled US$9.5 billion, compared to US$8.7 billion for the same period in 2011.  Merchandise imports totaled US$11.2 billion for the 12-month period ended June 30, 2012, compared to US$10.1 billion for the same period in 2011.

Merchandise trade for the 12-month period ended June 30, 2012 recorded a deficit of US$1.7 billion, compared to a deficit of US$1.4 billion for the same period in 2011.

FOREIGN TRADE ON SERVICES

Gross tourism receipts totaled US$2.2 billion for the 12-month period ended June 30, 2012, compared to US$2.0 billion for the 12-month period ended June 30, 2011.

BALANCE OF PAYMENTS

In the 12-month period ended June 30, 2012, Uruguay’s balance of payments registered an overall surplus of US$2.3 billion, compared to a surplus of US$2.1 billion for the 12-month period ended June 30, 2011.

Current Account

Uruguay’s current account for the 12-month period ended June 30, 2012 recorded a deficit of US$1.6 billion, compared to a deficit of US$1.4 billion for the 12-month period ended June 30, 2011.  The increase in the current account deficit was attributable mainly to the growth in total imports, which increased by US$ 1.5 billion over the 12-month period ended June 30, 2012, at a pace faster than exports, which increased by US$ 1.2 billion during the same period.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$3.7 billion for the 12-month period ended June 30, 2012, compared to a US$4.7 billion surplus for the 12-month period ended June 30, 2011. Portfolio investment totaled US$2.1 billion for the 12-month period ended June 30, 2012, compared to US$851 million for the 12-month period ended June 30, 2011. Other investment recorded an outflow of US$906 million for the 12-month period ended June 30, 2012, compared to an inflow of US$1.2 billion for the 12-month period ended June 30, 2011. Foreign direct investment totaled US$2.6 billion for the 12-month period ended June 30, 2012, compared to US$2.7 billion for the 12-month period ended June 30, 2011.

International Reserves

As of October 31, 2012, international reserve assets of Banco Central totaled US$13.1 billion, including US$4.2 billion in reserves and voluntary deposits of the Uruguayan banking system.  International reserve assets of Banco Central as of December 31, 2011 stood at US$10.3 billion, including US$2.8 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

On October 1, 2012, Banco Central increased the monetary policy rate from 8.75% to 9.0% in response to prevailing inflation expectations.

Liquidity and Credit Aggregates

The following table sets forth selected monetary indicators for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	2007	2008	2009	2010	2011	12 months ended September 28, 2012(1)
M1 (% change)(2)	32.0%	17.9%	15.2%	30.0%	20.8%	18.7%
M2 (% change)(3)	31.0	17.3	14.9	31.0	22.1	13.6
Credit from the financial system (% change)	22.1	58.7	(13.1)	24.1	14.1	13.9
Average annual peso deposit rate (end period)	4.4	5.4	4.9	4.8	5.5	5.9
Monetary policy rate (TPM)	7.25	7.75	6.25	6.50	8.75	8.75	(4)
Average money market rate (TMM) (period end)	7.25	4.99	6.20	6.50	8.75	8.75
________________________
(1)           Preliminary data.
(2)           Currency in circulation plus peso-denominated demand deposits.
(3)           M1 plus peso-denominated savings deposits.
(4)           Increased to 9.0% on October 1, 2012.

Source: Banco Central.

Inflation

Consumer prices increased 9.1% in the 12-month period ended October 31, 2012.  Wholesale prices increased 6.9% for the 12-month period ended October 31, 2012, compared to an increase of 11.7% for the same period ended October 31, 2011.

Foreign Exchange

The following table sets forth the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)

(pesos per US$)

	High	Low	Average	Period-End
2007	24.450	21.500	23.416	21.500
2008	24.520	19.079	20.947	24.350
2009	24.350	19.534	22.543	19.627
2010	21.329	19.042	20.072	20.094
2011	20.426	18.300	19.300	19.898
For the 12 months ended October 31, 2012	22.099	19.288	20.384	19.901
___________________________
(1)           Daily interbank end-of-day bid rates.

Source: Banco Central.

In August 2012, Banco Central set forth certain requirements for the purchase by non-residents of its short-term debt.  Non-residents, through local financial instutions, must deposit with Banco Central an amount equal to 40% of the investment made in Banco Central’s short term debt.  This deposit cannot be withdrawn until the security is transferred or redeemed by Banco Central.

THE BANKING SECTOR

Uruguay’s Banking System Following the 2002 Crisis

During the first nine months of 2012, deposits of the non-financial sector with the financial system grew by 8.0%, or US$1.7 billion, to US$23.4 billion.  Likewise, credit extended to the non financial sector by the banking system increased from US$11.3 billion as of December 31, 2011 to US$11.9 billion as of September 30, 2012.

The share of NPLs to total loans (based on payment delinquencies) of private banks, Banco de la República Oriental del Uruguay and Banco Hipotecario del Uruguay decreased to 2.5% as of June 30, 2012, from 2.7% as of December 31, 2011.

Regulatory capital of private banks as of June 30, 2012, represented 15.0% of risk-weighted assets (including Banco Hipotecario), compared to 15.6% as of December 31, 2011, and 13.9% as of December 31, 2010.

Banco Comercial Shareholder Dispute

In August 2012, the government and the three former shareholders of Banco Comercial, JP Morgan Chase (through a subsidiary), Credit Suisse First Boston and Dresdner Bank (through a subsidiary), announced the fulfillment of all conditions precedent and the global settlement agreement entered into on April 7, 2011 became effective.  This settlement agreement settles all claims among the parties.  As part of this agreement, a fund was created to cover any claim filed in Uruguay by private claimants against Uruguay, Banco Comercial or its three former shareholders, based on the liquidation of Banco Comercial and other financial institutions.  In July 2012, the government transferred to such fund an amount equal to approximately 0.3% of GDP.

PUBLIC SECTOR FINANCES

In the 12-month period ended June 30, 2012, Uruguay’s public sector overall balance generated a deficit of US$992.0 million (2.0% of GDP), compared to a deficit of US$462.0 million (1.1% of GDP) for the same period ended June 30, 2011.

For the 12-month period ended June 30, 2012, Uruguay’s public sector primary balance recorded a surplus of US$389 million (0.8% of GDP), compared to a surplus of US$822 million (1.9% of GDP) for the 12-months ended June 30, 2011.  The contraction in the primary surplus is mainly the result of expenditures incurred by the government in connection with increased fuel imports to compensate the energy sector deficit.

PUBLIC SECTOR DEBT

Domestic Debt

In July 2012, Uruguay established a peso-denominated debt issuance program providing for the issuance of debt securities in the domestic market on a monthly basis for up to an aggregate principal amount of US$600 million.  Under this program, Uruguay may issue 3-year peso-denominated bonds and 5-year and 10-year peso-denominated bonds linked to CPI.  As of September 30, 2012, Uruguay had issued bonds having a total aggregate principal amount equivalent to approximately US$200 million under this program.

Total Public Debt

The total gross public sector debt stood at US$26.7 billion (55.5% of GDP) on June 30, 2012, compared to US$26.1 billion (55.9% of GDP) on December 31, 2011.  As of June 30, 2012, 48.0% of the total gross public debt was denominated in foreign currencies and 52.0% in Uruguayan pesos, compared to 48.2% and 51.8%, respectively, as of December 31, 2011. For more information see “Tables and Supplemental Information” on the 18-K Report of the Republic of Uruguay for the year ended December 31, 2011